

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2021

Mostafa Ronaghi
Chief Executive Officer
Dynamics Special Purpose Corp.
2875 El Camino Real
Redwood City, CA 94061

> **Re: Dynamics Special Purpose Corp.**
> **Registration Statement on Form S-1**
> **Filed May 7, 2021**
> **File No. 333-255930**

Dear Dr. Ronaghi:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 Filed May 7, 2021

Principal stockholders, page 132

1. We note your revised disclosure in response to comment 1. You revised footnote 3 to the principal stockholders table to disclose that the board of managers, consisting of Omid Farokhzad and Mostafa Ronaghi, has voting and dispositive power over the shares held by Dynamics Sponsor LLC. However, other references in your footnote seem to indicate that there is at least one other natural person serving on the board of managers, including your reference to the "Rule of Three." Please revise to identify any additional natural person or persons who serve on the board of managers of Dynamics Sponsor LLC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Oliver Smith